SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. 4)*

                           Pacific Dunlop Limited
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                              (Name of Issuer)

                              Ordinary Shares
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                       (Title of Class of Securities)

                                 694185109
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                               (CUSIP Number)

                           David K. Robbins, Esq.
                  Fried, Frank, Harris, Shriver & Jacobson
                     350 South Grand Avenue, 32nd Floor
                           Los Angeles, CA 90071
                               (213) 473-2000
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        (Name, Address and Telephone Number of Person Authorized to
                    Receive Notices and Communications)

                              January 14, 2001
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          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 694185109

1   NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        SHAMROCK HOLDINGS OF CALIFORNIA, INC. - 95-3928494

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [X]
    (SEE INSTRUCTIONS)                                   (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS (SEE INSTRUCTIONS)

        NOT APPLICABLE

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

        NOT APPLICABLE

6   CITIZENSHIP OR PLACE OF ORGANIZATION

        CALIFORNIA

  NUMBER OF      7  SOLE VOTING POWER

   SHARES               0

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH           0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH             0

                10  SHARED DISPOSITIVE POWER

                        108,241,947 ORDINARY SHARES<F1>

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        108,241,947 ORDINARY SHARES

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        11.7%

14  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

        CO

[FN]
(1) See Items 4 and 5 of Amendment No. 1.

SCHEDULE 13D
CUSIP No. 694185109

1   NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        TREFOIL INTERNATIONAL III, SPRL - 95-4814073

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [X]
    (SEE INSTRUCTIONS)                                   (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS (SEE INSTRUCTIONS)

        OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

        NOT APPLICABLE

6   CITIZENSHIP OR PLACE OF ORGANIZATION

        BELGIUM

  NUMBER OF      7  SOLE VOTING POWER

   SHARES               77,383,200 ORDINARY SHARES

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH           0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH             0

                10  SHARED DISPOSITIVE POWER

                        108,241,947 ORDINARY SHARES<F1>

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        108,241,947 ORDINARY SHARES

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        11.7%

14  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

        CO

[FN]
(1) See Items 4 and 5 of Amendment No. 1.

INTRODUCTION

     This statement amends the Schedule 13D (the "Schedule 13D") filed on August 4, 2000 by Shamrock Holdings of California, Inc., a California corporation ("SHOC"), as amended by Amendment No. 1 filed by SHOC and Trefoil International III, SPRL, a Belgian corporation ("Trefoil SPRL"), on October 11, 2000 ("Amendment No. 1") and as amended by Amendment No. 2 filed by SHOC and Trefoil SPRL on November 27, 2000 ("Amendment No. 2"), and as amended by Amendment No. 3 filed by SHOC and Trefoil SPRL on December 20, 2000 ("Amendment No. 3," and collectively with Amendment No. 2, Amendment No. 1 and the Schedule 13D, the "Amended Schedule 13D.") The securities to which this statement relates are Ordinary Shares (the "Ordinary Shares") of Pacific Dunlop Limited, an Australian corporation. Capitalized terms used and not defined in this Amendment No. 4 shall have the meanings set forth in the Amended Schedule 13D. Except as specifically provided herein, this Amendment No. 4 does not modify any of the information previously reported on the Amended Schedule 13D.

1. ITEM 3 OF THE AMENDED SCHEDULE 13D IS HEREBY AMENDED TO ADD THE FOLLOWING INFORMATION:

     ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
              -------------------------------------------------

     The total amount of funds used by Trefoil SPRL to purchase the additional 16,004,940 Ordinary Shares was AUD $22,654,874.87 (excluding brokerage commissions and stamp duties). All of these funds were obtained from borrowings by Trefoil SPRL under the Apilanlehti/Trefoil SPRL Revolving Credit Agreement. All of these Ordinary Shares were pledged as security for borrowings made by Trefoil SPRL under the Apilanlehti/Trefoil SPRL Revolving Credit Agreement, by Apilanlehti under the SHOC/Apilanlehti Revolving Credit Agreement, and in turn by SHOC under the SHOC Margin Account Agreement.

     Copies of each of the SHOC Margin Account Agreement, the Apilanlehti/Trefoil SPRL Revolving Credit Agreement and the
SHOC/Apilanlehti Revolving Credit Agreement were filed as Exhibits 3, 10 and 12, respectively, to the Amended Schedule 13D.

2. ITEM 5 OF THE AMENDED SCHEDULE 13D IS HEREBY AMENDED TO ADD THE FOLLOWING INFORMATION:

     ITEM 5.  INTERESTS IN SECURITIES OF THE ISSUER.
              -------------------------------------

     Trefoil SPRL is the owner of 77,383,200 Ordinary Shares, which represents approximately 8.3% of the issued and outstanding Ordinary Shares. In addition to the Ordinary Shares disclosed as acquired by Trefoil SPRL in Item 5 of Amendment No. 2, during the last 60 days, Trefoil SPRL acquired Ordinary Shares on such dates, in such amounts and at such per share prices (excluding brokerage fees and stamp duties) as indicated on the Schedule of Transactions attached hereto as Exhibit 15 and incorporated herein by reference. All of these transactions were effected in the open market on the Australian Stock Exchange. Together with the Option Shares, Trefoil SPRL and SHOC beneficially own 108,241,947 Ordinary Shares, which represents approximately 11.7% of the outstanding Ordinary Shares.

     ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.
              --------------------------------

                          DOCUMENT
                          --------

     Exhibit 15  --  Schedule of Transactions

     Exhibit 16  --  Joint Filing Agreement between SHOC and Trefoil SPRL, dated as of October 11, 2000

SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date:  January 17, 2001

                                    SHAMROCK HOLDINGS OF CALIFORNIA, INC.


                                    By:   /s/ Robert G. Moskowitz
                                         ------------------------------------
                                         Name:  Robert G. Moskowitz
                                         Title: Executive Vice President


                                    TREFOIL INTERNATIONAL III, SPRL


                                    By:   /s/ Gregory S. Martin
                                         ------------------------------------
                                         Name:  Gregory S. Martin
                                         Title: Director

EXHIBIT INDEX

                          DOCUMENT
                          --------

     Exhibit 15  --  Schedule of Transactions

     Exhibit 16  --  Joint Filing Agreement between SHOC and Trefoil SPRL, dated as of October 11, 2000